Exhibit 10.42

OVERLAND STORAGE, INC.

SUMMARY SHEET
OF
DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

Non-Employee Director Compensation

Our compensation plan for non-employee directors consists of both a cash component and an equity component. We pay each non-employee director $5,000 per quarter, plus $2,500 for each Board meeting attended ($1,250 if held telephonically), plus reimbursement for expenses. The Chairman of the Board receives an additional $2,500 per quarter in addition to the non-employee director fee of $5,000 per quarter. Members of the Audit Committee and the Compensation Committee receive a retainer of $500 per quarter in lieu of a fee for committee meetings attended during a quarter and members of the Nominating and Governance Committee receive $500 for each committee meeting attended ($250 if held telephonically and no fee if held the same day as a Board meeting). Members of the Shareholder Value Committee will receive $500 for each committee meeting attended (whether telephonically or in person). Such fee will not be paid for committee meetings in joint session with the full board.

In addition to the cash component of compensation, each non-employee director receives stock options. Under our 2003 Equity Incentive Plan, which we refer to as the 2003 Incentive Plan, each non-employee director receives a ten-year nonqualified stock option to purchase 18,000 shares on the same date as the company’s annual meeting of shareholders. These options are exercisable at fair market value on the date of grant and vest in equal monthly installments over a 12-month period, as measured from the grant date. When a new non-employee director joins the board, such director will be awarded a new option for a number of shares determined by multiplying 1,500 by the number of months remaining until the next scheduled annual meeting date, giving credit for any partial month. Such option will vest at the rate of 1,500 shares per month and will be fully vested at the next annual meeting date, at which time the director will receive the normal annual grant.

On November 14, 2006, the date of our last annual meeting of shareholders, Robert Degan, Bill Miller and Michael Norkus each received an option for 18,000 shares.

Compensation of Executive Officers

Our executive officers serve at the discretion of the Board of Directors. From time to time, the Compensation Committee of the Board of Directors reviews and determines the salaries that are paid to our executive officers. The following table sets forth the annual salary rates for our current executive officers as of the date of this report on Form 10-K:

W. Michael Gawarecki	$246,500
Kurt L. Kalbfleisch	$200,000
Michael S. Kerman	$225,000
Vernon A. LoForti	$400,000
Robert J. Scroop	$220,500

Employment Arrangements with Current Executive Officers

The following discussion summarizes the employment arrangements between us and our current executive officers as of the date of this report on Form 10-K:

W. Michael Gawarecki.  As our Vice President of Operations, Mr. Gawarecki is an at-will employee and may be terminated by us for any reason, with or without notice. He currently earns an annual salary of $246,500. On August 13, 2007, he received an option to purchase up to 100,000 shares of the Company’s common stock at the purchase price of $1.62 per share (the closing price of the Company’s common stock on the date of grant) pursuant to the 2003 Incentive Plan. The option will vest over one year in equal monthly installments. The option will accelerate upon a “Change in Control” as defined in the 2003 Incentive Plan. The option has a three-year life, subject to continuous service to the Company.

Kurt L. Kalbfleisch. As our Interim Chief Financial Officer and Vice President of Finance, Mr. Kalbfleisch is an at-will employee and may be terminated by us for any reason, with or without notice. He currently earns an annual salary of $200,000 per year and will earn cash bonuses of $10,000 each in October 2007, January 2008, April 2008 and July 2008, subject to his continued employment at our company at those times. On August 13, 2007, he received an option to purchase up to 75,000 shares of the Company’s common stock at the purchase price of $1.62 per share (the closing price of the Company’s common stock on the date of grant) pursuant to the 2003 Incentive Plan. The option will vest over one year in equal monthly installments. The option will accelerate upon a “Change in Control” as defined in the 2003 Incentive Plan. The option has a three-year life, subject to continuous service to the Company.

Michael S. Kerman. Mr. Kerman, our Vice President of Marketing and Chief Strategy Officer, is an at-will employee and may be terminated by us for any reason, with or without notice. Mr. Kerman currently earns an annual salary of $225,000 per year. On August 13, 2007, he received an option to purchase up to 150,000 shares of the Company’s common stock at the purchase price of $1.62 per share (the closing price of the Company’s common stock on the date of grant) pursuant to the 2003 Incentive Plan. The option will vest over one year in equal monthly installments. The option will accelerate upon a “Change in Control” as defined in the 2003 Incentive Plan. The option has a three-year life, subject to continuous service to the Company.

Vernon A. LoForti. In connection with his appointment as President and Chief Executive Officer on August 7, 2007, Mr. LoForti’s annual base salary was increased from $297,750 to $400,000. We entered into an employment agreement with Mr. LoForti on December 4, 2000 pursuant to which Mr. LoForti was employed as our Vice President and Chief Financial Officer. Other than conforming changes to reflect Mr. LoForti’s new positions and base salary, there will be no material changes to Mr. LoForti’s employment agreement. The employment agreement has a one-year term, automatically renews for successive one-year terms, and provides that our Board may unilaterally modify Mr. LoForti’s compensation at any time. If we terminate Mr. LoForti’s employment without cause, then we are obligated to pay him a severance payment equal to his base salary, payable on a pro-rated basis according to our normal payroll cycle for the 12 months following his termination. In addition, he is entitled to receive accelerated vesting for any stock options that would otherwise have vested during the 12-month period following his termination. He is also entitled to receive the cash severance payment if he resigns for good reason because of any of the following events: (i) reduction in compensation of more than 10%; (ii) change in position or duties so that his duties are no longer consistent with his previous position; or (iii) change in principal place of work to more than 50 miles from our current facility without his approval. On August 13, 2007, he received an option to purchase up to 250,000 shares of the Company’s common stock at the purchase price of $1.62 per share (the closing price of the Company’s common stock on the date of grant) pursuant to the 2003 Incentive Plan. The option will vest over one year in equal monthly installments. The option will accelerate upon a “Change in Control” as defined in the 2003 Incentive Plan. The option has a three-year life, subject to continuous service to the Company.

Robert J. Scroop. As our Vice President, New Product Delivery, Mr. Scroop is an at-will employee and may be terminated by us for any reason, with or without notice. Mr. Scroop currently earns an annual salary of $220,500 per year. On August 13, 2007, he received an option to purchase up to 75,000 shares of the Company’s common stock at the purchase price of $1.62 per share (the closing price of the Company’s common stock on the date of grant) pursuant to the 2003 Incentive Plan. The option will vest over one year in equal monthly installments. The option will accelerate upon a “Change in Control” as defined in the 2003 Incentive Plan. The option has a three-year life, subject to continuous service to the Company.

Retention Agreements

We entered into retention agreements with Messrs. LoForti, Scroop and Gawarecki effective January 27, 2000, with Mr. Kerman effective August 30, 2004, and with Mr. Kalbfleisch effective July 23, 2007. These agreements provide that the officer will receive a severance payment if, within two years of the consummation of a change in control of Overland, he is terminated without cause or resigns with good reason. These severance payments are based on the officer’s base salary at the time of the consummation of the change in control or the termination date, whichever is higher, plus his or her target bonus for the year prior to the consummation of the change in control. The agreements provide that, upon a change in control, Mr. LoForti would be entitled to receive an amount equal to 2.0 times his base salary plus target bonus; and Messrs. Gawarecki, Kalbfleisch, Kerman, and Scroop each would be entitled to an amount equal to his respective base salary plus target bonus. If any portion of any payment under any of the agreements would constitute an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code, then that payment will be reduced to an amount that is one dollar less than the threshold for triggering the tax imposed by Section 4999 of the Internal Revenue Code.